EXHIBIT 20.1


August 15, 2006

Dear Shareholders:

Since June 30, 2006 marked the completion of the third quarter of our fiscal year, we wanted to take this opportunity to inform you of our activities at BellaVista and share with you the continued progress that we have made since our last shareholders communication in April. For more detailed information, please consult our most recent 10-Q report, which was filed on August 14, 2006, and is available for review on the SEC's website at www.sec.gov.

New Investments

During this past quarter, we originated two new investments totaling $6.5 million. Both investments are in Southern California, one in West Hollywood and the other in San Diego County. The West Hollywood project will comprise 40 loft-style condominiums. This project is located in a mature, supply constrained area which we believe has excellent market dynamics. Our investment is structured as a loan secured by a deed of trust subordinate to a construction loan. The developer has contributed a significant amount of cash equity into the project, which helps protect our investment. The project is fully entitled and the developer expects to break ground in October.

The project in San Diego County will be 31 single family homes built around a new cul-de-sac in east San Diego County. Our investment is structured as a joint venture partnership with the developer, and we will be entitled to participate in any project profits. The project is currently under construction, and model homes are expected to be open later this fall.

With these new investments, the performing portion of our portfolio has increased to 70% (excluding our Villa Cortona project) as compared to 61% reported three months ago. In addition, both of these new investments make progress toward our portfolio diversification targets and have increased our allocated investments in Southern California to 20%, from 10% last quarter and zero last year. The following table compares our current portfolio allocation with the targets established by our Board of Directors:

                                                Target           Invested
                                        ---------------    ---------------
Investment Type
   First Trust Deed                                50%                49%
   Subordinated Debt/Equity                        50%                51%
Geography
   SF Bay Area                                     40%                46%
   Southern California                             25%                20%
   Central Valley                                  25%                27%
   Other                                           10%                 7%
Price Point
   Under $500,000                                  50%                54%
   Between $500,000 and $750,000                   30%                25%
   Over $750,000                                   20%                21%



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Villa Cortona

Sales continue to go well at our 72-unit Villa Cortona project in San Jose. Although we are facing a good deal of competition from new homes in our market, we are benefiting from a superior location and product. Even though the market has slowed over the past year, our prices are holding firm. To date we have closed escrow on 46 homes and have another 12 under contract pending close of escrow, leaving only 14 remaining before we have completely sold out. The Villa Cortona results to date have enhanced the Company's estimated asset value per share.

Non-Performing Investments

During June, we sold one of our two remaining Non-Performing Investments, and we are pleased to report that the Non-Performing Investment component of BellaVista's turnaround is now near complete. With the sale of this Belvedere home, we have only one non-performing asset remaining, which now represents only 5% of the estimated net realizable value of our investments, compared with 50% of our investments at the same time last year. The final non-performing investment is under construction and we continue to work hard to complete and sell it in a timely manner.

Management Compensation

In April 2006 the Board of Directors completed a restructure of management's compensation. Details were provided in a current report available for review on the SEC's website at www.sec.gov. The new compensation package reduces salaried compensation for the two officers of the Company and is intended to focus incentive compensation to reward growth in the estimated Net Realizable Value of the Company's assets over the three-year period contemplated by the Company's current business plan. The compensation plan rewards management performance based on annual growth in the estimated Net Realizable Value of Company assets of 10% or more with a target of 13%, and provides the bulk of the compensation in the form of a stock grant to further align management's interests with those of the shareholders.

Net Realizable Value Estimate

 The Company estimates the Net Realizable Value of its assets as of June 30, 2006 was $4.40 per share. This estimated value does not represent a market price for the shares or any independent valuation of the assets, but is the Company's best estimate of the current Net Realizable Value of our assets. The new estimated value represents approximately a $0.10 per share increase in the estimated value of our assets since our most recent 10Q report dated March 31, 2006. This increase in estimated value results from our recent investments and from the sales in our Villa Cortona project. As we continue to make new investments and begin to close out the performing investments that were initiated over a year ago, we expect the rate of growth in the Net Realizable Value of our assets to increase.


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Shareholders Meeting

With the change of our fiscal year making our new year-end September 30, 2006, it will be difficult to hold the shareholders meeting in October, as we will be very involved in closing out the year. We plan to hold the next shareholder meeting sometime in February 2007 and will communicate the exact date to you in a forthcoming letter.

Please know that we are excited about the positive direction of our company and feel that the quality of our new investments, the caliber of our business, and our pipeline of opportunities give us great potential for growth in the coming months. We are working very hard to meet our goals as set forth by the Board of Directors. We appreciate your confidence and support.

Sincerely,



Michael Rider                                Eric Hanke
President                                    Chief Investment Officer